April 13, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Attention: Erin Wilson, Esq., Examiner
            Pamela Howell, Esq., Special Counsel
            John Reynolds, Esq., Assistant Director

        Re: ZenVault Medical Corporation
               Offering Statement on Form 1-A (File No. 024-10291)

Dear Ms. Wilson, Ms. Howell, and Mr. Reynolds:

On behalf of our client, ZenVault Medical Corporation (the "*Company*" or "*ZenVault*"), we furnish as an attachment to this letter a hard copy of the correspondence emailed to Ms. Wilson and Ms. Howell on February 13, 2012.

If the Staff has any questions, you may reach the undersigned at (303) 667-7193. You may also reach Mr. Botdorf at (303) 814-8121.

Sincerely,

RICHARDSON & PATEL, LLP

By: /s/ Robert W. Walter
       Robert W. Walter, Esq.

cc: John C. Botdorf, *ZenVault Medical Corporation*
       Alan S. Gin, *ZenVault Medical Corporation*

February 13, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Attention: Erin Wilson, Esq., Examiner
Pamela Howell, Esq., Special Counsel
John Reynolds, Esq., Assistant Director

> **Re: ZenVault Medical Corporation**
> **Offering Statement on Form 1-A (File No. 024-10291)**

Dear Ms. Wilson, Ms. Howell, and Mr. Reynolds:

On behalf of our client, ZenVault Medical Corporation (the "*Company*" or "*ZenVault*"), we furnish herewith the following response to comment 62 in the letter of comment dated November 8, 2011. That comment is set forth below, together with the Company's response.

62.   We partially reissue comment 95 of our letter dated April 22, 2011. Please clarify supplementally whether the Proposed Ad Slick 2010 has been used by the company.

Response:

The Proposed Ad Slick 2010 (the "Ad Slick") was used in conjunction with a number of presentations by the Company to prospective strategic partners, and may also have been provided to a number of the investors who purchased Series A Preferred Stock and who are now being offered the opportunity to rescind such prior purchases. The Company does not possess a record of who may have received the Ad Slick. However, as the Staff is aware, once the Ad Slick was filed with the Securities and Exchange Commission, it became and is public information. (The Ad Slick was included as document (9) in the Support Documentation filed by the Company on or after February 1, 2011 with the Commission.) To the extent this is the case, any investor or prospective investor may have obtained a copy of this document. The Company wishes to note that the information in the Ad Slick under the captions such as "Your Medical Records, When You Need Them," "ZenVault Medical: Your Personal Health Record," "The ZenVault Difference" and "Benefits of ZenVault Medical" does not in any way reference the offering of the Company's securities. In general, the Ad Slick is consistent with the Company's current disclosure in the Form 1-A. One possible exception is the description of EMS-related capabilities. While PHR cannot currently be accessed directly using the proposed EMS module that is yet to be added to the portal, any user may still orally provide EMS personnel information necessary to access the user's PHR on the ZenVault portal. Therefore, the Company does not believe that the Ad Slick is materially misleading to any prospective investor or strategic partner who may have reviewed the Ad Slick. The Company stands ready to address any other concerns which the Staff may have concerning the Ad Slick.

If the Staff has any questions, you may reach the undersigned at (303) 667-7193. You may also reach Mr. Botdorf at (303) 814-8121.

Sincerely,

RICHARDSON & PATEL, LLP

By: /s/ Robert W. Walter
    Robert W. Walter, Esq.

cc: John C. Botdorf, *ZenVault Medical Corporation*
Alan S. Gin, *ZenVault Medical Corporation*